Exhibit 99(c)(2)

* International Lottery & Totalizator Systems, Inc. Valuation Analysis Jeff K. Davis, CFA Matt Crow, CFA, ASA January 8, 2014

* Contents of Presentation Engagement Overview Company Overview Valuation Analysis Transaction Method Net Asset Value Method Earnings Capitalization via the ACAPM Range of Value Conclusion Guideline Transaction & Company Method Discounted Cash Flow Method Proposed Transaction Fairness Considerations

* Engagement Overview SECTION ONE

* Engagement Overview International Lottery & Totalizator Systems, Inc. (“ILTS”) is 71.3% owned by Hong Kong-based Berjaya Lottery Management (H.K.) Ltd. (“Berjaya”). The special committee of the Board of Directors of ILTS has retained Mercer Capital Management, Inc. (“Mercer”) for two purposes: Prepare a valuation analysis of ILTS for the proposed acquisition of the 28.7% minority share interest by ILTS through a reverse stock split, which would result in Berjaya becoming the sole shareholder of ILTS. Render a fairness opinion that opines to the fairness from a financial point of view of the acquisition of the minority share interest by ILTS through a reserve stock split, which would result in Berjaya becoming the sole shareholder of ILTS. Mercer Capital did not participate in the discussions by the ILTS board of directors or in negotiations between the special committee and Berjaya regarding the proposed transaction.

* Engagement Overview Mercer Capital was not informed of the valuation conclusion that was prepared by ITLS’ financial advisor prior to rendering its preliminary valuation opinion that was presented in draft form on November 7 and subsequently updated on December 9. Mercer Capital has no financial interest in ILTS nor has it been engaged by the Company during the past three years.

* Level of Value The ILTS valuation is prepared on a marketable, minority interest level of value, which is comparable to financial control. Although a “blockage” discount may be appropriate given the size of the 28.7% interest (3.7 million shares) vs. the limited OTC Bulletin Board (“OTCBB”) trading activity in ILTS’ registered shares, we have not applied such a discount given the nature of the contemplated transaction.

* Proposed Transaction SECTION TWO

* Note: all values (000) except per share data; NOPAT = net op profit after-tax, x-interest expense and income; all earning measures are adjusted as detailed in the valuation analysis

* Company Overview SECTION THREE

* Company Overview Vista, California-based ILTS was founded in 1978. An IPO occurred in 1981. The Company remains a registrant with the SEC; its shares are traded via the OTCBB. ILTS generates revenues via the “lottery and pari-mutual” and “voting” business units. The lottery unit designs, manufactures, licenses, and services computerized systems and terminals for the lottery and pari-mutual racing industries. Latest 12 months (“LTM) revenues as of October 31, 2013 were $19.3 million. The voting unit develops, manufactures, licenses, and supports systems for governmental election jurisdictions via a wholly-owned subsidiary, Unisyn Voting Solutions, Inc. (“Unisyn”). LTM revenues were $2.3 million.

* Company Overview Market share for both business units is modest; competitors are significantly larger than ILTS with greater financial, manpower and technical resources. While a small firm operating in large markets has growth opportunities, management noted lotteries (188 globally) are a mature business while municipalities have curtailed voting systems expenditures due to financial constraints. ILTS employs 35 individuals, none of whom have an employment agreement. Jeff Johnson, age 52, joined ILTS in 1984 and has served as President since 2007. His FY13 compensation was $181,000.

* Company Overview - Products The gaming systems include a central computer, proprietary DataTrak software, Datamark and Intelimark point-of-sale terminals, and an interfacing communication network. Over 50,000 terminals have been delivered since 1980. Unisyn has developed a certified end-to-end optical scan voting system and a full-featured election management software that provides precinct tabulation, ballot review, and audio voting capability. Unisyn’s Inkavote Plus Precinct Ballot Counter has been certified by the National Association of State Election Directors 2002 Voting Systems Standards. Also, its OpenElect digital optical scan election system has received the 2005 Voluntary Voting System (“VVS”) Guidelines certification from the United States Election Assistance Commission (“EAC”). The 2005 VVS certification was thought to be a significant competitive advantage when Unisyn was of the first to obtain it; however, that certification did not translate into a significant increase in voting revenues.

* Company Overview - Customers ILTS’ gaming customer base is concentrated. Large system replacement contracts typically occur every ten years. Affiliates of Berjaya are large ILTS customers: Philippine Gaming Management, Sports Toto Malaysia, and Natural Avenue. Their LTM revenues were $9.9 million, 46% of total revenues. Ab Trav Och Galopp (Swedish racing association) LTM revenues were $9.4 million (43%). Management stated ATOG was expected to be a one-time large order. Only since FY12 has the voting unit gained some traction even though ILTS voting business has existed for ~ten years and its products have key certifications. The voting unit has one primary customer (agent), Adkins (IA, KS & MO) that produced $1.2 million of LTM revenue, 5% of total revenue. Two other agent relationships have yet to produce orders in a FY that has exceeded $300,000. Management indicated revenues should be $3 million +/- annually, though LTM revenues were $2.3 million.

* Company Overview - Gaming vs. Voting LTM gaming revenues were $19.3 million, ~all of which were attributable to affiliates of Berjaya & ATOG. Voting revenues were $2.3M (vs. $5.0M peak in FY12) of which 50% was Adkins Source: company reports

* Company Overview - Equity ILTS has never paid a dividend nor has it repurchased a material amount of shares. As of October 31, 2013, $11.1 million of shareholders’ equity consisted of $56.4 million of contributed capital and deficit retained earnings of $45.3 million. Aside from $6.5 million of capital raised via the exercise of warrants, options, and the like that occurred during the 1990s, Berjaya funded operating losses in prior years via its capital infusion. Berjaya acquired 2.2 million shares (adjusted for a 1:3 reverse stock split in June 1998) for $35.3 million, or $5.35 per share, via two transactions in 1993. Berjaya acquired an additional 6.9 million shares in May 1999 for $5.2 million, or $0.75 per share.

* Company Overview 1992 – 2013 EBITDA and Margin History Source: company reports and Bloomberg; EBITDA as reported, not adjusted

* Valuation Analysis SECTION FOUR

* Valuation Process As shown in the accompanying slides, there is a significant dispersion in value between the DCF method and various measures of capitalized earning power. The delta is attributable to management’s assessment that once the current Sports Toto and ATOG contracts are completed, the only visible, potential contracts of size are (one each) from Vietnam in FY15 and the Philippines in FY17 and FY18. As of October 31, ILTS had $8.0M of cash. Management estimated $5M is needed as an operating cushion given long periods when losses have been sustained. We added all but $1.5 million of the cash to the indicated value of the operating company, noting that $3.5M of net working capital (A/R + inventory - A/P - accrued expense - other current liabilities) represents future net liquidity. Rather than develop a point value, we derived a range based upon weighting the various indications of value somewhat differently.

* Transactions Method The transactions method is a market approach that develops an indication of value based upon consideration of actual transactions in the stock of a subject company. Transactions are reviewed to determine if they have occurred at arms’ length, with a reasonable degree of frequency, and within a reasonable period of time relative to the valuation date. Indications of value within the context of the transaction method can also be derived from offers to acquire a significant block or all of the subject company’s common shares. Management indicated it was not aware of Berjaya ever receiving an offer or expression of interest for ILTS. The transactions-based indication of value that follows was developed from OTCBB trading activity in the Company’s shares.

* Transactions Method: 1992 – 2013 ILTS Price and Volume History Source: Bloomberg

* Transactions Method: Two-Year ILTS Daily Price and Volume Source: Bloomberg

* Transactions Method Jan 2 price of $1.05 per share equated to 2.9x reported LTM EBITDA ($0.36 per share), while Oct 31 cash was $0.62 per share. BVPS was $0.85. One cannot know what is reflected in ILTS share price given the lack of analyst coverage and institutional ownership. The 75% one-year increase presumably reflects higher earnings, a modest valuation, and liquidity flows into small- and micro-cap stocks. Source: Bloomberg and Mercer Capital

* Net Asset Value Method The net asset value (“NAV”) method is an asset-based approach that develops a valuation indication in the context of a going concern by adjusting the reported book values of a subject company’s assets to their market values and subtracting its liabilities (adjusted to market value, if appropriate). The indicated value should not be interpreted as an estimate of liquidation value. Often times the NAV method is considered to be more appropriate in the valuation of asset holding companies than for operating companies such as ILTS. No adjustments to ILTS’ reported assets and liabilities were identified. The balance sheet is relatively simple, consisting of cash, receivables, payables, accrued expenses, deferred revenue, and costs related to the percentage-of-completion accounting method for long-lived contracts. Also, ILTS leases its real estate from a third party.

* Net Asset Value Method: Source: Mercer Capital

* Earning Power Development Ongoing earning power is an estimate of sustainable earnings and represents a base from which long‑term growth can be expected. Earning power in the case of ILTS has less certainty given the Company’s uneven financial performance: Periods of losses have been replaced with earnings the past two years and an expectation based upon management’s assessment that earnings will roughly double in FY14 and then decline sharply in FY15. We have developed two measures of earning power in Exhibits V-2 and V-4: earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and net operating profit after tax (“NOPAT”), which converts EBIT to an after-tax basis (i.e., interest income and expense are excluded).

* Earning Power Development In Exhibit V-2, reported earnings were adjusted as follows: Cost of goods sold was reduced by $334,000 in fiscal year (“FY”) 2012 and $340,000 in FY11 for inventory write-offs associated with a prior customer. Cost of goods sold was increased by $357,000 in FY09 to eliminate a non-recurring adjustment to warranty reserve that was made after the reserve associated with a specific contract expired. Management estimated the annual cost of being a registered company at $443,000. We reduced operating expenses by $298,000 assuming all but the audit-related fees of $145,000 will be eliminated. LTM operating expenses were reduced $145,000 for estimated transaction-related expenses incurred in 2Q14; FY09 op expenses were increased by $68,000 to eliminate a gain realized on the sale of voting equipment Ongoing EBITDA and NOPAT earning power measures are developed by applying a weighted average to LTM, FY13, FY12 and FY11 adjusted earnings to reflect our view that the LTM results over-state earning power while the loss incurred in FY11 understates it.

* Earning Power Development As shown in the following pages, adjusted EBITDA increased from a cycle low of -$887,000 in FY09 to a cycle peak of $5.1 million in the LTM-period ended October 31, 2013. The adjusted EBITDA margin rose from -13.6% in FY09 to 23.6% in the LTM period. The improvement reflects an increase in revenues from $6.5 million to $21.6 million as a result of orders from all three Berjaya-controlled companies, ATOG, and Adkins (voting). See note 7 in Exhibit 4a for additional perspective. R&D expenditures were incurred in FY09 and FY10 for the voting business unit. Absent R&D, the only year adjusted EBITDA was negative was FY11 when revenues were the lowest (see page 21). Our ongoing earning power measures entail EBITDA of $2.2 million and NOPAT of $1.2 million.

* Source: company reports and Mercer Capital

* Earning Power Development Source: company reports and Mercer Capital

* Source: company reports and Mercer Capital EBITDA and NOPAT Earning Power

* Capitalization of Earning Power (NOPAT) Using ACAPM (Build-Up) Risk-free rates per Fed’s H.15 for Treasury rates (20-year selected). Equity premium per main studies of market returns. Specific risk premium of 5% reflects: (a) small size; (b) customer concentration; (c) erratic earnings history; and (d) limited financial flexibility. Management’s forecast and historical performance provide little perspective on sustainable growth – we assume it is nominal @ 2.0%. Source: Mercer Capital

* Guideline Transactions and Companies (“Comps”) Guideline Transactions We reviewed the public filings and other docs of the four competitors in the lottery business and three in the voting business. The only recent transaction with disclosed pricing was Scientific Games’ acquisition of WMS for $1.5B of cash; priced at 6.0x adjusted EBITDA. Thomson Reuters tracks M&A activity: The median EV / EBITDA multiple for deals < $100M YTD thru Sep 30 was 6.8x. TR reports that where the target was public, the median premium was 26% - we applied a 25% minority interest discount to derive an adj EBITDA multiple of 5.1x. Guideline Companies The only public company operating in the same industry as ILTS that we identified was Scientific Games (SGMS). As of Jan 2 SGMS’s enterprise value (i.e., market value of its equity and net debt at par) was 8.1x LTM operating EBITDA (thru Oct 31) as reported by SGMC. Given the significant size and resource differential, the application of a meaningful “fundamental” discount (30-40%) is appropriate; we applied a fundamental discount of 35% to derive an adjusted EBITDA multiple of 5.3x.

* Guideline Transactions EBITDA Multiples Source: Thomson Reuters via KeyBanc Capital Markets 3Q13 M&A Review

* Guideline Transactions and Companies (“Comps”) Source: Mercer Capital

* Discounted Cash Flow Method The DCF method measures the present value of projected cash flows that accrue to shareholders. Cash flows are discounted at an appropriate required rate of return for the subject company (17.0% per above). Cash flow consists of after-tax income excluding interest income and expense (NOPAT), plus depreciation, less capital expenditures, +/- reductions/increases in net working capital. Forecasted revenue and earnings reflect management’s “industry opportunities” assessment for 2014 – 2018. We made a simplifying assumption that net working capital is equal to 12% of sales based upon the historical 2009-LTM average. Because the forecast reflects near break-even earnings in FY18, the terminal value NOPAT of $206,000 reflects an average of FY18 and FY15-FY18 average NOPAT. The earnings multiple of 6.7x was derived above using the ACAPM.

* Source: Mercer Capital

* Discounted Cash Flow Method Source: Mercer Capital

* Conclusion of Value The conclusion of value reflects a range based upon weights applied to the various indications of value. The low-end is anchored by a 50% weight applied to the DCF method, the lowest indicated value vis-à-vis other earnings based measures. Weights of 25% are applied to two measures of capitalized EBITDA. The effect is to evenly weight future performance that is expected to decline vs. today’s better performance. The high-end of the range is derived via applying a 50% weight to the ACAPM build-up method used to capitalize NOPAT (i.e., net income x-interest income and expense) and 25% each to various measures of capitalized EBITDA. No weight was assigned to the capitalization of LTM EBITDA or FY14E EBITDA because the indicated values reflect cyclical peak earnings as a result of the timing of the Sports Toto and ATOG contracts.

* Conclusion of Value The conclusion of value for the operating company is $8.9 million to $9.9 million, which equates to 4.0x to 4.4x ongoing EBITDA. All of the indications of value are on a debt-free basis (i.e., earning measures exclude interest expense—ILTS is not levered—and interest income). Deriving an equity indication of value entails subtracting the subject’s debt and adding cash (or subtracting net debt). Cash as of October 31 totaled $8.0 million, while there was no interest bearing debt. Management noted that ~$5 million of cash is needed to sustain ops because there can be long periods between major orders and because ILTS’ request for a line of credit was recently rejected by four banks. We note as of October 31 A/R and inventory less accrued expenses and accounts payable approximated $3.5 million. As a result, $1.5 was deducted to increase net capital (x-cash) to $5.0 million.

* Conclusion of Value We also added $1.2 million to the value of the operating company for the estimated present value of ILTS’ Federal NOL carry-forward. The present value calculation is shown in Exhibit V-9. The $14.5 million NOL was reduced for year-to-date net income through October 31. We utilized management’s “industry opportunities” forecast to value utilization of the remaining NOL through 2018; thereafter we assumed taxable income of $1.0 million per year. The discount rate of 20% reflects an additional premium in excess of the cost of equity capital referenced above given the long-time frame necessary to utilize the NOL. Although the subject block of shares represents a minority interest, no marketability discount was applied because a nominal market exists, the shares are registered and to do so is not reasonable in the context of a majority shareholder acquiring (or squeezing out) the minority.

* Conclusion of Value Source: Mercer Capital

* Conclusion of Value Source: Mercer Capital

* Fairness Considerations SECTION FIVE

* Fairness Considerations Elements in rendering our fairness opinion include: Valuation - The proposed price of $1.33 per share of cash to be paid to the minority shareholders is within the $1.29-$1.37 per share range developed by Mercer Capital, and it is above the $1.09-$1.19 per share range that was proposed by the Company’s financial advisor. Premium - The proposed price of $1.33 per share equates to a 33% premium to the Company’s closing price of $1.00 per share on January 2, 2014 and 45% premium to the 20-day volume weighted closing price of $0.92 per share. Process - The Board took steps to make an informed decision by forming a special committee consisting of the independent directors to evaluate the proposed transaction with the assistance of an independent financial advisor.